Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Voting Results of the 78th Annual General Meeting (‘AGM’) of the Tata Motors Limited (“the Company”)

Mumbai, August 11, 2023: Pursuant Regulation 44 of the Securities ExchangeBoard of India Limited (ListingObligations and Disclosure Requirements) Regulations, 2015 (‘ListingObligations’) and with further reference to our filing dated August 9, 2023, please find enclosed:

i.
Combined voting results of remote e-voting prior to the AGM and e-voting conducted during the AGM, in relation to the business as stated in the Notice dated May 12, 2023 and transacted at the AGM, as required under Regulation 44(3) of the Listing Regulations - Annexure A.
ii.
The Scrutinizer’s Report dated August 8, 2023, pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 - Annexure B.

The Consolidated Voting Results alongwiththe Scrutinizer’s Report is availableon the Company’s website at www.tatamotors.com and on the website of National Securities Depository Limited at www.evoting.nsdl.com.

This is for your information and records.

Annexure A

TATA MOTORS LIMITED

Date of the Annual General Meeting	Tuesday, August 8, 2023
Total number of shareholders on cut-off date (August 1, 2023)	Ordinary Shareholders : 3697283 ‘A’ Ordinary Shareholders : 519569
Total: 4216852
No. of shareholders presentin the Meeting either in person or through proxy:
Promoters and PromoterGroup:	N.A. No arrangement for physical meeting or appointment of proxy was made, as the Meeting was held through VA / OAVM
Public:
No. of shareholders attended the Meeting Video Conferencing:
Promoters and Promoter Group:	5
Public:	352

Tata Motors Limited ‐ Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)

1 ‐ To receive, consider and adopt the Audited Standalone Financial Statements of the Company for the financial year ended March 31, 2023 together with the Reports of the Board of Directors and the Auditors thereon.

Whether promoter/ promoter group are interested in the agenda/resolution?				NO
Category	Mode of Voting	No. of shares held	No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E‐Voting	1579887957	1544785303	1544785303	100.0000	1544785303	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			1544785303	100.0000	1544785303	0	100.0000	0.0000	0
Public Institutions	E‐Voting	1458964450	1228801474	980102798	79.7609	980102798	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			980102798	79.7609	980102798	0	100.0000	0.0000	0
Public Non Institutions	E‐Voting	791512271	599125293	64474615	10.7615	64469519	5096	99.9921	0.0079	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			64474615	10.7615	64469519	5096	99.9921	0.0079	0
Total		3830364678	3372712070	2589362716	76.7739	2589357620	5096	99.9998	0.0002	0

Tata Motors Limited ‐ Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)				2 ‐ To receive, consider and adopt the Audited Consolidated Financial Statements of the Company for the financial year ended March 31, 2023 together with the Report of the Auditors thereon.
Whether promoter/ promoter group are interested in the agenda/resolution?				No
Category	Mode of Voting	No. of shares held	No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*	[9]
Promoter and Promoter Group	E‐Voting	1579887957	1544785303	1544785303	100.0000	1544785303	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			1544785303	100.0000	1544785303	0	100.0000	0.0000	0
Public Institutions	E‐Voting	1458964450	1228801474	980102798	79.7609	980102798	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			980102798	79.7609	980102798	0	100.0000	0.0000	0
Public Non Institutions	E‐Voting	791512271	599125293	64449564	10.7573	64444532	5032	99.9922	0.0078	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			64449564	10.7573	64444532	5032	99.9922	0.0078	0
Total		3830364678	3372712070	2589337665	76.7732	2589332633	5032	99.9998	0.0002	0

Tata Motors Limited ‐ Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)				3 ‐ To declare dividend on Ordinary Shares and ‘A’ Ordinary Shares of the Company for the financial year ended March 31, 2023
Whether promoter/ promoter group are interested in the agenda/resolution?				No
Category	Mode of Voting	No. of shares held	No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*10	[9]
Promoter and Promoter Group	E‐Voting	1579887957	1544785303	1544785303	100.0000	1544785303	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			1544785303	100.0000	1544785303	0	100.0000	0.0000	0
Public Institutions	E‐Voting	1458964450	1228801474	997031772	81.1386	995585672	1446100	99.8550	0.1450	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			997031772	81.1386	995585672	1446100	99.8550	0.1450	0
Public Non Institutions	E‐Voting	791512271	599125293	64494181	10.7647	64488776	5405	99.9916	0.0084	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			64494181	10.7647	64488776	5405	99.9916	0.0084	0
Total		3830364678	3372712070	2606311256	77.2764	2604859751	1451505	99.9443	0.0557	0

Tata Motors Limited ‐ Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)				4 ‐ To appoint a Director in place of Mr N Chandrasekaran (DIN: 00121863), who retires by rotation and being eligible, offers himself for re‐appointment.
Whether promoter/ promoter group are interested in the agenda/resolution?				NO
Category	Mode of Voting	No. of shares held	No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E‐Voting	1579887957	1544785303	1544785303	100.0000	1544785303	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			1544785303	100.0000	1544785303	0	100.0000	0.0000	0
Public Institutions	E‐Voting	1458964450	1228801474	986161321	80.2539	842973230	143188091	85.4803	14.5197	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			986161321	80.2539	842973230	143188091	85.4803	14.5197	0
Public Non Institutions	E‐Voting	791512271	599125293	64445927	10.7567	64433310	12617	99.9804	0.0196	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			64445927	10.7567	64433310	12617	99.9804	0.0196	0
Total		3830364678	3372712070	2595392551	76.9527	2452191843	143200708	94.4825	5.5175	0

Tata Motors Limited ‐ Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Special)				5 ‐ Appointment of Mrs. Usha Sangwan (DIN:02609263) as a Director and as an Independent Director
Whether promoter/ promoter group are interested in the agenda/resolution?				No
Category	Mode of Voting	No. of shares held	No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)]* 100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]* 100	[9]
Promoter and Promoter Group	E‐Voting	1579887957	1544785303	1544785303	100.0000	1544785303	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			1544785303	100.0000	1544785303	0	100.0000	0.0000	0
Public Institutions	E‐Voting	1458964450	1228801474	995316712	80.9990	991334846	3981866	99.5999	0.4001	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			995316712	80.9990	991334846	3981866	99.5999	0.4001	0
Public Non Institutions	E‐Voting	791512271	599125293	64443254	10.7562	64411072	32182	99.9501	0.0499	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			64443254	10.7562	64411072	32182	99.9501	0.0499	0
Total		3830364678	3372712070	2604545269	77.2241	2600531221	4014048	99.8459	0.1541	0

Tata Motors Limited ‐ Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Special)				6 ‐ Remuneration to Non‐Executive Directors (including Independent Directors)
Whether promoter/ promoter group are interested in the agenda/resolution?				No
Category	Mode of Voting	No. of shares held	No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)]* 100	[5]	[6]	[7]=[(5)/(3)]* 100	[8]=[(6)/(3)]* 100	[9]
Promoter and Promoter Group	E‐Voting	1579887957	1544785303	1544785303	100.0000	1544785303	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			1544785303	100.0000	1544785303	0	100.0000	0.0000	0
Public Institutions	E‐Voting	1458964450	1228801474	997031772	81.1386	991238305	5793467	99.4189	0.5811	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			997031772	81.1386	991238305	5793467	99.4189	0.5811	0
Public Non Institutions	E‐Voting	791512271	599125293	64441894	10.7560	64414229	27665	99.9571	0.0429	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			64441894	10.7560	64414229	27665	99.9571	0.0429	0
Total		3830364678	3372712070	2606258969	77.2749	2600437837	5821132	99.7766	0.2234	0

Tata Motors Limited ‐ Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)				7 ‐ Appointment of Branch Auditors
Whether promoter/ promoter group are interested in the agenda/resolution?				NO
Category	Mode of Voting	No. of shares held	No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)] *100	[9]
Promoter and Promoter Group	E‐Voting	1579887957	1544785303	1544785303	100.0000	1544785303	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			1544785303	100.0000	1544785303	0	100.0000	0.0000	0
Public Institutions	E‐Voting	1458964450	1228801474	996571607	81.1011	996328451 243156		99.9756	0.0244	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			996571607	81.1011	996328451	243156	99.9756	0.0244	0
Public Non Institutions	E‐Voting	791512271	599125293	64440931	10.7558	64432749	8182	99.9873	0.0127	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			64440931	10.7558	64432749	8182	99.9873	0.0127	0
Total		3830364678	3372712070	2605797841	77.2612	2605546503	251338	99.9904	0.0096	0

Tata Motors Limited ‐ Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)				8 ‐ Ratification of Cost Auditor’s Remuneration
Whether promoter/ promoter group are interested in the agenda/resolution?				No
Category	Mode of Voting	No. of shares held	No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]* 100	[8]=[(6)/(3)]* 100	[9]
Promoter and Promoter Group	E‐Voting	1579887957	1544785303	1544785303	100.0000	1544785303	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			1544785303	100.0000	1544785303	0	100.0000	0.0000	0
Public Institutions	E‐Voting	1458964450	1228801474	996607693	81.1040	996607693	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			996607693	81.1040	996607693	0	100.0000	0.0000	0
Public Non Institutions	E-Voting	791512271	599125293	64437308	10.7552	64422997	14311	99.9778	0.0222	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			64437308	10.7552	64422997	14311	99.9778	0.0222	0
Total		3830364678	3372712070	2605830304	77.2622	2605815993	14311	99.9995	0.0005	0

Tata Motors Limited ‐ Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)				9 ‐ Material Related Party Transaction(s) between the Company and Tata Technologies Limited, its subsidiary
Whether promoter/ promoter group are interested in the agenda/resolution?				Yes
Category	Mode of Voting	No. of shares held	No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E‐Voting	1579887957	1544785303	0	0.0000	0	0	0.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			0	0.0000	0	0	0.0000	0.0000	0
Public Institutions	E‐Voting	1458964450	1228801474	997031772	81.1386	997031772	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			997031772	81.1386	997031772	0	100.0000	0.0000	0
Public Non Institutions	E‐Voting	791512271	599125293	64374571	10.7448	64367179	7392	99.9885	0.0115	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			64374571	10.7448	64367179	7392	99.9885	0.0115	0
Total		3830364678	3372712070	1061406343	31.4704	1061398951	7392	99.9993	0.0007	0

Tata Motors Limited ‐ Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)				10 ‐ Material Related Party Transaction(s) of the Company and/or TMF Holdings Limited, a wholly owned subsidiary of the Company with Tata Cummins Private Limited, a Joint Operations Company
Whether promoter/ promoter group are interested in the agenda/resolution?				Yes
Category	Mode of Voting	No. of shares held	No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E‐Voting	1579887957	1544785303	0	0.0000	0	0	0.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			0	0.0000	0	0	0.0000	0.0000	0
Public Institutions	E‐Voting	1458964450	1228801474	997031772	81.1386	997031772	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			997031772	81.1386	997031772	0	100.0000	0.0000	0
Public Non Institutions	E‐Voting	791512271	599125293	64375004	10.7448	64365689	9315	99.9855	0.0145	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			64375004	10.7448	64365689	9315	99.9855	0.0145	0
Total		3830364678	3372712070	1061406776	31.4704	1061397461	9315	99.9991	0.0009	0

Tata Motors Limited ‐ Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)

11 ‐ Material Related Party Transaction(s) of the Company and its identified subsidiaries with Tata

Capital Financial Services Limited, a subsidiary of Tata Sons Private Limited, the Promoter of the Company

Whether promoter/ promoter group are interested in the agenda/resolution?				Yes
Category	Mode of Voting	No. of shares held	No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E‐Voting	1579887957	1544785303	0	0.0000	0	0	0.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			0	0.0000	0	0	0.0000	0.0000	0
Public Institutions	E‐Voting	1458964450	1228801474	997031772	81.1386	997031772	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			997031772	81.1386	997031772	0	100.0000	0.0000	0
Public Non Institutions	E‐Voting	791512271	599125293	64375109	10.7448	64367072	8037	99.9875	0.0125	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			64375109	10.7448	64367072	8037	99.9875	0.0125	0
Total		3830364678	3372712070	1061406881	31.4704	1061398844	8037	99.9992	0.0008	0

Tata Motors Limited ‐ Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)				12 ‐ Material Related Party Transaction(s) of the Company and its identified subsidiaries with Fiat India Automobiles Private Limited, a Joint Operations Company
Whether promoter/ promoter group are interested in the agenda/resolution?				Yes
Category	Mode of Voting	No. of shares held	No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E‐Voting	1579887957	1544785303	0	0.0000	0	0	0.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			0	0.0000	0	0	0.0000	0.0000	0
Public Institutions	E‐Voting	1458964450	1228801474	997031772	81.1386	997031772	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			997031772	81.1386	997031772	0	100.0000	0.0000	0
Public Non Institutions	E‐Voting	791512271	599125293	64374070	10.7447	64362588	11482	99.9822	0.0178	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			64374070	10.7447	64362588	11482	99.9822	0.0178	0
Total		3830364678	3372712070	1061405842	31.4704	1061394360	11482	99.9989	0.0011	0

Tata Motors Limited ‐ Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)				13 ‐ Material Related Party Transaction(s) of Tata Motors Passenger Vehicles Limited, a wholly owned subsidiary of the Company with certain identified Related Parties of the Company
Whether promoter/ promoter group are interested in the agenda/resolution?				Yes
Category	Mode of Voting	No. of shares held	No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]* 100	[9]
Promoter and Promoter Group	E‐Voting	1579887957	1544785303	0	0.0000	0	0	0.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			0	0.0000	0	0	0.0000	0.0000	0
Public Institutions	E‐Voting	1458964450	1228801474	997031772	81.1386	997031772	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			997031772	81.1386	997031772	0	100.0000	0.0000	0
Public Non Institutions	E‐Voting	791512271	599125293	64374161	10.7447	64366703	7458	99.9884	0.0116	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			64374161	10.7447	64366703	7458	99.9884	0.0116	0
Total		3830364678	3372712070	1061405933	31.4704	1061398475	7458	99.9993	0.0007	0

Tata Motors Limited ‐ Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)				14 ‐ Material Related Party Transaction(s) of Jaguar Land Rover Group of Companies, subsidiaries of the Company with Chery Jaguar Land Rover Automotive Company Limited, a joint Venture of JLR Group
Whether promoter/ promoter group are interested in the agenda/resolution?				yes
Category	Mode of Voting	No. of shares held	No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[13]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]* 100	[8]=[(6)/(3)]* 100	[9]
Promoter and Promoter Group	E‐Voting	1579887957	1544785303	0	0.0000	0	0	0.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			0	0.0000	0	0	0.0000	0.0000	0
Public Institutions	E‐Voting	1458964450	1228801474	997031772	81.1386	997031772	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			997031772	81.1386	997031772	0	100.0000	0.0000	0
Public Non Institutions	E‐Voting	791512271	599125293	64374831	10.7448	64366020	8811	99.9863	0.0137	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			64374831	10.7448	64366020	8811	99.9863	0.0137	0
Total		3830364678	3372712070	1061406603	31.4704	1061397792	8811	99.9992	0.0008	0

Tata Motors Limited ‐ Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)				15 ‐ Material Related Party Transaction(s) of the Company and/or its identified subsidiaries including Jaguar Land Rover Group of Companies, with Tata Consultancy Services Limited and its subsidiaries
Whether promoter/ promoter group are interested in the agenda/resolution?				Yes
Category	Mode of Voting	No. of shares held	No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100	[9]
Promoter and Promoter Group	E‐Voting	1579887957	1544785303	0	0.00	0	0	0.00	0.0000	0
	Poll			0	0.00	0	0	0.00	0.0000	0
	Postal Ballot			0	0.00	0	0	0.00	0.0000	0
	Total			0	0.00	0	0	0.00	0.0000	0
Public Institutions	E‐Voting	1458964450	1228801474	997031772	81.14	997031772	0	100.00	0.0000	0
	Poll			0	0.00	0	0	0.00	0.0000	0
	Postal Ballot			0	0.00	0	0	0.00	0.0000	0
	Total			997031772	81.14	997031772	0	100.00	0.0000	0
Public Non Institutions	E‐Voting	791512271	599125293	64375044	10.74	64366270	8774	99.99	0.0136	0
	Poll			0	0.00	0	0	0.00	0.0000	0
	Postal Ballot			0	0.00	0	0	0.00	0.0000	0
	Total			64375044	10.74	64366270	8774	99.99	0.0136	0
Total		3830364678	3372712070	1061406816	31.47	1061398042	8774	100.00	0.0008	0

Tata Motors Limited ‐ Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)

16 ‐ Material Related Party Transaction(s) of the Company with Tata Steel Limited (TSL), identified subsidiaries / affiliates of TSL and Poshs Metals Industries Private Limited (a third party) through dealers of TSL

Whether promoter/ promoter group are interested in the agenda/resolution?				Yes
Category	Mode of Voting	No. of shares held	No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]* 100	[8]=[(6)/(3)]*1 00	[9]
Promoter and Promoter Group	E‐Voting	1579887957	1544785303	0	0.0000	0	0	0.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			0	0.0000	0	0	0.0000	0.0000	0
Public Institutions	E‐Voting	1458964450	1228801474	997031772	81.1386	997031772	0	100.0000	0.0000	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			997031772	81.1386	997031772	0	100.0000	0.0000	0
Public Non Institutions	E‐Voting	791512271	599125293	64374886	10.7448	64365935	8951	99.9861	0.0139	0
	Poll			0	0.0000	0	0	0.0000	0.0000	0
	Postal Ballot			0	0.0000	0	0	0.0000	0.0000	0
	Total			64374886	10.7448	64365935	8951	99.9861	0.0139	0
Total		3830364678	3372712070	1061406658	31.4704	1061397707	8951	99.9992	0.0008	0

Tata Motors Limited ‐ Ordinary Shares and 'A' Ordinary Shares
Resolution Required : (Ordinary)				17 ‐ Material Related Party Transaction(s) between Tata Cummins Private Limited, a Joint Operations Company with its Related Parties
Whether promoter/ promoter group are interested in the agenda/resolution?				Yes
Category	Mode of Voting	No. of shares held	No. of Votes on Shares Held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes –Against	% of Votes in favour on votes polled	% of Votes against on votes polled	No. of votes Invalid
		[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]* 100	[8]=[(6)/(3)]* 100	[9]
Promoter and Promoter Group	E‐Voting	1579887957	1544785303	0	0.00	0	0	0.00	0.0000	0
	Poll			0	0.00	0	0	0.00	0.0000	0
	Postal Ballot			0	0.00	0	0	0.00	0.0000	0
	Total			0	0.00	0	0	0.00	0.0000	0
Public Institutions	E‐Voting	1458964450	1228801474	997031772	81.14	997031772	0	100.00	0.0000	0
	Poll			0	0.00	0	0	0.00	0.0000	0
	Postal Ballot			0	0.00	0	0	0.00	0.0000	0
	Total			997031772	81.14	997031772	0	100.00	0.0000	0
Public Non Institutions	E‐Voting	791512271	599125293	64375915	10.74	64368136	7779	99.99	0.0121	0
	Poll			0	0.00	0	0	0.00	0.0000	0
	Postal Ballot			0	0.00	0	0	0.00	0.0000	0
	Total			64375915	10.74	64368136	7779	99.99	0.0121	0
Total		3830364678	3372712070	1061407687	31.47	1061399908	7779	100.00	0.0007	0

Annexure B

To,

The Chairman,

Tata Motors Limited

Dear Sir,

Sub: Consolidated Scrutinizer's Report on remote e-voting conducted pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended by Companies (Management and Administration) Amendment Rules, 2015 and Regulation 44 the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations 2015 ('SEBI Listing Obligations') for the 78th Annual General Meeting of Tata Motors Limited held on Tuesday, August 8, 2023 at 3.00 p.m. (IST) through video conferencing ('VC') / other audio visual means (‘OAVM’).

I, P. N. Parikh, of Parikh & Associates, Practising Company Secretaries, have been appointed as the Scrutinizer by the Board of Directors of Tata Motors Limited pursuant to Section 108 of the Companies Act, 2013 ("the Act") read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, to conduct the remote e-voting process in respect of the below mentioned resolutions proposed at the 78th Annual General Meeting ("AGM") of Tata Motors Limited held on Tuesday, August 8, 2023 at 3.00 p.m. (ST) through VC/OAVM.

I was also appointed as Scrutinizer to scrutinize the remote e-voting process during the said AGM.

The notice dated May 12, 2023 convening the AGM along with the Integrated Report and 78th Annual Accounts 2022-23, as confirmed by the Company was sent to the shareholders in respect of the below mentioned resolutions passed at the AGM of the Company through electronic mode to those Members whose e-mail addresses are registered with the Company/ Registrar and Transfer Agent/Depositories/ Depository Participants in compliance with the MCA Circular No. Nos. 14/2020 dated April 8, 2020 and 17 /2020 dated April 13, 2020, followed by General Circular Nos. 20/2020 dated May 5, 2020, and subsequent circulars issued in this regard, the latest being 10/2022 dated December 28, 2022 (collectively referred to as 'MCA Circulars') and Securities and Exchange Board of India ('SEBI') Circulars dated May 12, 2020, January 15, 2021, May 13, 2022 and January 5, 2023 ('SEBI Circulars').

Office:111, 11th floor, Sai-Dwar CHS ltd., SAB TV Lane, Opp. laxmi lndustrial Estate, Off Link Rood,
Above Shabari Restaurant, Andheri (West), Mumbai-400 053
Tel: 26301232/26301233	Email: cs@parikhassociates.com	Website: www.parikhassociates.com	Firm Unique Code:P1988MH009800

The Company had availed the e-voting facility offered by National Securities Depository Limited' ('NSDL') for conducting remote e-voting by the Shareholders of the Company prior to the Meeting as well as during the Meeting.

The voting period for remote e-voting prior to the AGM commenced on Friday, August 4, 2023 at 9:00 a.m. IST and ended on Monday, August 7, 2023 at 5:00 p.m. IST and the NSDL e-voting platform was disabled thereafter.

The Company had also provided remote e-voting facility during the AGM those shareholders who were present at the AGM through VC/OAVM and who had not cast their vote(s) earlier.

The shareholders of the Company holding shares as on the “cut-off” date of Tuesday, August 1, 2023 were entitled to vote on the resolutions as contained in the Notice of the AGM.

After the closure of remote e-voting at the AGM, the report on remote voting done during the AGM and the votes cast under remote e-voting facility prior to the AGM were unblocked and counted.

I have scrutinized and reviewed the remote e-voting prior to and during the AGM and votes cast therein based on the data downloaded from the NSDL e-voting system.

The Management of the Company is responsible to ensure compliance with the requirements of the Act and rules relating to remote e-voting prior to and during the AGM on the resolutions contained in the notice of the AGM.

My responsibility as scrutinizer for the remote e-voting is restricted to making a Scrutinizer's Report of the votes cast in favour or against the resolutions.

I would like to mention that the voting rights of Members were in proportion to their share of the paid-up equity share capital of the Company as on the cut-off date i.e. Tuesday, August 1, 2023 and as per the Register of Members of the Company.

Further, I would also like to mention that Shareholders who have split their votes into "Assent" as well as "Dissent" in respect of each DP ID/Client ID or Folio No., while their votes are taken as cast, they have been counted only once for the purpose of their presence, which has been mentioned under the head "Assent".

I now submit my consolidated report as under on the result of the remote e-voting prior to and during the AGM in respect of the said resolutions.

Resolution 1: Ordinary Resolution

To receive, consider and adopt the Audited Standalone Financial Statements of the Company for the financial year ended March 31, 2023 together with the Reports of the Board of Directors and the Auditors thereon.

(i)
Voted in favour of the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	4187	256,23,94,595
'A' Ordinary Shares*	901	2,69,63,025
Total	5088	258,93,57,620	100.00 (Rounded off)

(ii)
Voted against the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	37	4,729
'A' Ordinary Shares*	13	367
Total	50	5,096	0.00

(iii)
Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
'A' Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 2: Ordinary Resolution

To receive, consider and adopt the Audited Consolidated Financial Statements of the Company for the financial year ended March 31, 2023 together with the Report of the Auditors thereon.

(i)
Voted in favour of the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	4142	256,23,71,200
'A' Ordinary Shares*	894	2,69,61,433
Total	5036	258,93,32,633	100.00 (Rounded off)

(ii)
Voted against the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	36	4,674
'A' Ordinary Shares*	13	358
Total	49	5,032	0.00

(iii)
Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
'A' Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 3: Ordinary Resolution

To declare dividend on Ordinary Shares and 'A' Ordinary Shares of the Company for the financial year ended March 31, 2023.

(i)
Voted in favour of the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	4121	257,78,52,965
'A' Ordinary Shares*	892	2,70,06,786
Total	5013	260,48,59,751	99.94

(ii)
Voted against the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	54	14,49,672
'A' Ordinary Shares*	15	1,833
Total	69	14,51,505	0.06

(iii)
Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
'A' Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 4:Ordinary Resolution

To appoint a Director in place of Mr. N Chandrasekaran (DIN:00121863), who retires by rotation and being eligible, offers himself for re-appointment.

(i)
Voted in favour of the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	3722	242,63,61,679
'A' Ordinary Shares*	831	2,58,30,164
Total	4553	245,21,91,843	94.48

(ii)
Voted against the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	436	14,20,70,176
'A' Ordinary Shares*	69	11,30,532
Total	505	14,32,00,708	5.52

(iii)
Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
'A' Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 5: Special Resolution

Appointment of Mrs Usha-Sangwan (DIN: 02609263) as a Director and as an Independent Director.

(i)
Voted in favour of the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	4012	257,35,76,264
'A' Ordinary Shares*	861	2,69,54,957
Total	4873	260,05,31,221	99.85

(ii)
Voted against the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	135	40,07,924
'A' Ordinary Shares*	39	6,124
Total	174	40,14,048	0.15

(iii)
Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
'A' Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 6: Special Resolution

Remuneration to Non-Executive Directors (including Independent Directors)

(i)
Voted in favour of the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	3965	257,35,06,061
'A' Ordinary Shares*	852	2,69,31,776
Total	4817	260,04,37,837	99.78

(ii)
Voted against the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	177	57,92,242
'A' Ordinary Shares*	46	28,890
Total	223	58,21,132	0.22

(iii)
Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
'A' Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 7: Ordinary Resolution

Appointment of Branch Auditors

(i)
Voted in favour of the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	4084	257,85,86,289
'A' Ordinary Shares*	885	2,69,60,214
Total	4969	260,55,46,503	99.99

(ii)
Voted against the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	50	2,50,856
'A' Ordinary Shares*	16	482
Total	66	2,51,338	0.01

(iii)
Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
'A' Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 8: Ordinary Resolution

Ratification of Cost Auditor's Remuneration

(i)
Voted in favour of the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	4040	257,88,56,190
'A' Ordinary Shares*	872	2,69,59,803
Total	4912	260,58,15,993	100.00 (Rounded off)

(ii)
Voted against the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	90	13,433
'A' Ordinary Shares*	28	878
Total	118	14,311	0.00

(iii)
Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
'A' Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 9: Ordinary Resolution

Material Related Party Transaction(s) between the Company and Tata Technologies Limited, its subsidiary.

(i)
Voted in favour of the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	4061	103,83,39,010
'A' Ordinary Shares*	873	2,30,59,941
Total	4934	106,13,98,951	100.00 (Rounded off)

(ii)
Voted against the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	51	7,002
'A' Ordinary Shares*	20	390
Total	71	7,392	0.00

(iii)
Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
'A' Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 10: Ordinary Resolution

Material Related Party Transaction(s) of the Company and/or TMF Holdings Limited, a wholly owned subsidiary of the Company with Tata Cummins Private Limited, a Joint Operations Company.

(i)
Voted in favour of the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	4051	103,83,37,499
'A' Ordinary Shares*	8754	2,30,59,962
Total	4926	106,13,97,461	100.00 (Rounded off)

(ii)
Voted against the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	63	8,943
'A' Ordinary Shares*	19	372
Total	82	9,315	0.00

(iii)
Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
'A' Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 11: Ordinary Resolution

Material Related Party Transaction(s) of the Company and its identified subsidiaries with Tata Capital Financial Services Limited, a subsidiary of Tat Sons Private Limited, a promoter of the Company. (i) Voted in favour of the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	4060	103,83,38,887
'A' Ordinary Shares*	875	2,30,59,957
Total	4935	106,13,98,844	100.00 (Rounded off)

(ii)
Voted against the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	56	7,655
'A' Ordinary Shares*	19	382
Total	75	8,037	0.00

(iii)
Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
'A' Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 12: Ordinary Resolution

Material Related Party Transaction(s) of the Company and its identified subsidiaries with Fiat India Automobiles Private Limited, a Joint Operations Company.

(i)
Voted in favour of the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	4043	103,83,34,390
'A' Ordinary Shares*	875	2,30,59,970
Total	4918	106,13,94,360	100.00 (Rounded off)

(ii)
Voted against the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	68	11,116
'A' Ordinary Shares*	19	366
Total	87	11,482	0.00

(iii)
Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
'A' Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 13: Ordinary Resolution

Material Related Party Transaction(s) of Tata Motor Passenger Vehicles Limited, a wholly owned subsidiary of the Company with certain identified Related Parties of the Company.

(i)
Voted in favour of the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	4059	103,83,39,204
'A' Ordinary Shares*	875	2,30,59,271
Total	4934	106,13,98,475	100.00 (Rounded off)

(ii)
Voted against the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	51	7,057
'A' Ordinary Shares*	18	401
Total	69	7,458	0.00

(iii)
Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
'A' Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 14: Ordinary Resolution

Material Related Party Transaction(s) of Jaguar Land Rover Group of Companies, subsidiaries of the Company with Chery Jaguar Land Rover Automotive Company Limited, a Joint Venture of JLR Group.

(i)
Voted in favour of the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	4060	103,83,37,836
'A' Ordinary Shares*	875	2,30,59,956
Total	4935	106,13,97,792	100.00 (Rounded off)

(ii)
Voted against the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	54	8,437
'A' Ordinary Shares*	19	374
Total	73	8,811	0.00

(iii)
Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
'A' Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 15: Ordinary Resolution

Material Related Party Transaction(s) of the Company and/or its identified subsidiaries including Jaguar Land Rover Group of Companies, with Tata Consultancy Services Limited and its subsidiaries

(i)
Voted in favour of the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	4060	103,83,38,082
'A' Ordinary Shares*	876	2,30,59,960
Total	4936	106,13,98,042	100.00 (Rounded off)

(ii)
Voted against the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	56	8,402
'A' Ordinary Shares*	17	372
Total	73	8,774	0.00

(iii)
Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
'A' Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 16:Ordinary Resolution

Material Related Party Transaction(s) of the Company with Tata Steel Limited (TSL), identified subsidiaries/affiliates of TSL and Poshs Metals Industries Private Limited (a tird party) through dealers of TSL.

(i)
Voted in favour of the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	4057	103,83,37,798
'A' Ordinary Shares*	873	2,30,59,909
Total	4930	106,13,97,707	100.00 (Rounded off)

(ii)
Voted against the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	57	8,558
'A' Ordinary Shares*	19	393
Total	76	8,951	0.00

(iii)
Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
'A' Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Resolution 17: Ordinary Resolution

Material Related Party Transaction(s) between Tata Cummins Private Limited, a Joint Operations Company with it's Related Parties.

(i)
Voted in favour of the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	4062	103,83,39,997
'A' Ordinary Shares*	875	2,30,59,911
Total	4937	106,13,99,908	100.00 (Rounded off)

(ii)
Voted against the resolution:

Type of Ordinary Share	Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
Ordinary Shares	56	7,388
'A' Ordinary Shares*	17	391
Total	73	7,779	0.00

(iii)
Invalid votes:

Type of Ordinary Share	Number of members voted whose votes were declared invalid	Number of invalid votes cast by them
Ordinary Shares	Nil	Nil
'A' Ordinary Shares*	Nil	Nil
Total	Nil	Nil

Thanking you, Yours faithfully, Pravinchandra Nahalchand Parikh	Digitally signed by Pravinchandra Nahalchand Parikh Date:2023.08.08 22:37:00 +05'30'
P.N. Parikh

FCS: 327 CP No.: 1228
Parikh & Associates
Practising Company Secretaries
P/R No.:1129/2021
UDIN: F000327E000766499
111,llth Floor, Sai Dwar CHS Ltd
Sab TV Lane, Opp. Laxmi Indl. Estate,
Off Link Road, Above Shabari Restaurant,
Andheri West, Mumbai - 400053
Place: Mumbai
Dated: August 8, 2023

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

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Media Contact Information

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